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                                   SECURITIES AND EXCHANGE COMMISSION

                                          Washington D.C. 20549

                                             _______________

                                                FORM 6-K

                                        REPORT OF FOREIGN ISSUER

                                  PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                   THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   1 December 2003

                                        NATIONAL GRID TRANSCO plc
                                           (Registrant's Name)

                                               1-3 Strand
                                                 London
                                                WC2N 5EH
                                          (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

                  Form 20-F  X                                Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also  thereby  furnishing  the  information  to the  Commission  pursuant  to Rule  12g3-  2(b) under the
Securities Exchange Act of 1934.

                  Yes                                         No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

                                                SIGNATURE

         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/David C.Forward
                                                     By:_________________________
                                                        Name: David C Forward
                                                        Title: Assistant Secretary

Date: 1 December 2003

                                            ANNEX 1 - SUMMARY

                                                FORM 6-K

                                   SECURITIES AND EXCHANGE COMMISSION
                                          Washington D.C. 20549

                                        Report of Foreign Issuer

                                Pursuant to Rule 13a - 16 or 15d - 16 of
                                   The Securities Exchange Act of 1934

                    Announcements sent to the London Stock Exchange for November 2003

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

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                            Recent Announcements to The London Stock Exchange

DATE              DETAILS

28.11.03 Quest operation

28.11.03 Euro Medium Term Note Programme

25.11.03 LTIS operation

24.11.03 National Grid Transco Holds Seminar on UK Operations

21.11.03 Director's Interests
        (S Lucas exercises LTIS)

17.11.03 Quest operation.

10.11.03 Directors Interests - Share Incentive Plan

3.11.03  Quest operation.

Note:             On 18 November, NGT made an announcement on 'Ofgem Statements. Price Control Reviews.
                  Regional Gas Distribution Networks'. A covering SEC 6-k filing was made on that day, with a Form 6-k notification for the US ADR 'Ex-Dividend date'.

                  A further  covering  SEC 6-k  filing was made on 20  November, as NGT  announced  the
                  'Results for the six months ended 30 September 2003'.

                                       ANNEX 2 - Copy Announcements as sent

                                                FORM 6-K

                                   SECURITIES AND EXCHANGE COMMISSION
                                          Washington D.C. 20549

                                        Report of Foreign Issuer

                                Pursuant to Rule 13a - 16 or 15d - 16 of
                                   The Securities Exchange Act of 1934

                               Announcements to the London Stock Exchange
                                            for November 2003

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------

National Grid Transco plc (NGT)
3 November 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)

----------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J
Urwin, technically ceased to be interested in 6,742 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)
10 November 2003

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited, employees are able to subscribe for NGT ordinary shares by regular monthly contributions. The current monthly purchase of
91,093 NGT ordinary shares under the scheme was confirmed by the Trustee on Friday 7th November, the shares having been purchased in the market on that day, at a price of 386 pence per share.

The undermentioned executive directors of NGT, together with some 3,950 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------

Steven Holliday                             33                          482,482
------------------------------- ---------------------------- ----------------------------

Roger Urwin                                 33                        1,096,886
------------------------------- ---------------------------- ----------------------------

National Grid Transco plc (NGT)
17 November 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
--------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J
Urwin, technically ceased to be interested in 17,868 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

21 November 2003

National Grid Transco plc ('NGT')
Directors' Interests

On the merger of National Grid and Lattice Group, and as previously notified, Steve Lucas, as a participant in the 1999 Lattice Long Term Incentive Plan (LTIS) operation, was granted a rollover option in NGT ordinary shares at a nominal cost of 1 pound sterling in total, with statutory deductions also due for payment on exercise.

The Trustees of the Lattice Group Employees Share Trust today notified NGT that Steve Lucas has exercised this LTIS option, over a total of 32,541 NGT shares. On exercise, yesterday, the Trustee sold
13,369 of the shares in the market at 396.75p per share to meet the payment due. Steve Lucas retains the balance of 19,172 NGT shares. His total interest in NGT is now 392,225 shares.

24 November 2003

                          National Grid Transco Holds Seminar on UK Operations

National Grid Transco plc is today holding a seminar for investors and analysts on its UK operations.
The seminar will provide an opportunity to meet the UK management team and to receive an update on UK
Transmission, UK Distribution and the non-regulated businesses.

Presentation slides will be available on the Investors' section of the National Grid Transco web site
(www.ngtgroup.com) later today.  Audio casts of the presentations will be made available on the web site later this week.

Contacts

Investors
Marcy Reed                                    +44 (0)20 7004 3170                        +44 (0)7768 490807(m)
Terry McCormick                               +44 (0)20 7004 3171                        +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                        +44 (0)7768 555641(m)

Media
Gillian Home                                  +44 (0)20 7004 3150
Clive Hawkins                                 +44 (0)20 7004 3147
Pager                                         +44 (0)7659 117841 (out of hours)

25 November 2003
National Grid Transco plc (NGT)

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Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

 (Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification, from Mourant and Co. Trustees as Trustee of the Lattice Group
Employees Share Trust operated in conjunction with the LTIS. Following the exercise of 149,015 shares by some 80 participants in the period from 19 to 24 November 2003, the following Executive Directors of
NGT, Steve Lucas and John Wybrew, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 813,896 NGT shares held by the Trustee.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

                                        National Grid Transco plc
                                     EURO MEDIUM TERM NOTE PROGRAMME

National Grid Transco plc announces that it has today issued JPY 1,000,000,000 Floating Rate
Instruments due 11 May 2005 Series No 9 Tranche No 1, as part of its EUR 4,000,000,000 Euro Medium Term
Note Programme.

28 November 2003

Enquiries:
Andrew Kluth +44 (0) 20 7004 3365

National Grid Transco plc (NGT)
28 November 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J
Urwin, technically ceased to be interested in 27,278 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).